SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 14th,  2007

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

Ducati Motor Holding Announces Preliminary Full Year and Fourth Quarter 2006 Financial Results

Bologna, 14 February 2007 -  The Board of Directors of Ducati Motor Holding SpA (Borsa Italiana: DMH, NYSE: DMH) examined today the preliminary 2006 results and approved the 4th quarter 2006 financial results.

	2006	2005	Var%	4Q06	4Q05	Var%

Revenues	304.8	308.5	-1.2%	80.1	88.3	-9.3%
EBITDA	27.0	(0.3)	n.s	2.9	(14.7)	n.s
Net result	(8.5)	(41.5)	n.s	(3.9)	(24.9)	n.s
Net Debt	(54.2)	(137.0)	-60.4%
(Million Euro)

The preliminary full year 2006 results show a significant reversal of the 2005 trend with a return to a positive operating result and a substantial improvement of the net financial position.  The results are due to a successful relaunch strategy implemented at the end of 2005 which focused on the improvement of gross margin, reduction of dealer stock, reduction of fixed costs and working capital.

Revenues for 2006 are Euro 304.8 million, down 1.2% compared to 2005 with a decrease in the number of bikes sold and revenues partially offset by an improvement in bike mix and by an increase in sales of accessories and apparel.

32.312 bikes were sold in 2006 yielding revenues of Euro 239.7 million (bike units -6.4% with revenues down 3% versus 2005) while sales of spare parts, accessories and  apparel and reached revenues of Euro 60.1 million (up 3.4% on 2005)

The decrease in the number of bikes sold, and the increase in the number of registrations (35.286 units, up by 2.1% over 2005), generated a network stock reduction of 3000 bikes equivalent to approximately 1 month of sales and in line with the relaunch strategy.

Registrations increased notably in the USA (+16.3%), in the non-subsidiary countries (+9.4%), in France (+1.5%), and in Japan (+0.5%) whilst they decreased in the UK (-16.5%), Benelux (-12.5%), Germany (-8.8%) and Italy (-3.9%).  It is important to consider that the new Superbike 1098 has had very little impact on the 2006 registrations due to being distributed only during the last months of the year.

Gross margin for 2006 amounted to Euro 72.7 million or 23.9% of revenues versus Euro 47.3 million or 15.3% in 2005.  The consistent increase is due to an improved product mix, fewer amortizations and the extraordinary devaluation in 2005.

EBITDA was Euro 27 million or 8.9% of revenues compared to a negative EBITDA in 2005 of Euro 0.3 million.  The increase is due to the improved bike mix and to extraordinary accruals in 2005.

The operating result (EBIT) was positive at Euro 4.8 million versus a loss of euro 33.6 million the previous year, thanks to the improved EBITDA and lower accruals.

EBT was negative at Euro 1.6 million versus a loss of Euro 41 million the previous year, thanks to the improved operating result and reduced financial charges.

Net result was negative at Euro 8.5 million compared to a loss of Euro 41.5 million the previous year and includes the accrual of deferred taxes.

Federico Minoli, Ducati’s President and CEO commented on the 2006 results:  “I am extremely satisfied with the results brought by Ducati’s relaunch plan which is living up to our expectations and is producing results earlier than anticipated.  In particular the decrease of dealer inventory is a good preparation for the sale of new products in 2007.  The new Superbike 1098, Hypermotard, and Desmosedici are creating high expectations in the market and a significant number of orders. These products will further increase the gross margin”.

On the race track 2006 was a year of unprecedented successes: World Champions of Superbike, and 4 victories and 9 podium places in the MotoGP Championship; a result that no other European manufacturer has ever achieved”.

“2006 marks a return to operating profit after some difficult years.  As for the future, the next few fiscal years will prove the effectiveness of the investments in the product area that have been made in previous years, especially in terms of increased sales and a return to profit” added Enrico D’Onofrio, CFO, “in particular 2007 will see a double-digit increase over 2006 revenues, EBITDA of around 12% of revenues and return to net profit, one year earlier than predicted in the relaunch plan.  Net debt at the end of 2006 – in substantial decline versus 2005 thanks to the capital increase and improvement of working capital -- will stabilise in 2007 maintaining a 30% ratio on equity.

In the fourth quarter sales revenues were Euro 80.1 million, a decrease of 9.3% versus previous year, due mainly to the reduced sales of bikes.

Gross margin was 18.2% of revenues, an improvement on the same period of 2005 as a result of a better bike mix and extraordinary accruals in 2005.

EBITDA was Euro 2.9 million compared to a negative EBITDA of Euro 14.7 million in the fourth quarter of 2005.  The increase is due to accruals and extraordinary devaluations, in addition to the other factors stated previously.

In the fourth quarter 2006 the operating result (EBIT) was negative for Euro 4.2 million compared to a negative result in the same period in 2005 of Euro 26.7 million.  The improvement is due to the higher gross margin, as stated above, and the restructuring reserve of Euro 13 million that was put aside in 2005.

Results before tax were negative by Euro 5.5 million versus a loss of Euro 27.9 million the previous year.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in seven market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring, Multistrada SportClassic and the new Hypermotard. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won fourteen of the last sixteen World Superbike Championship titles and more individual victories than the competition put together. Since 2003 Ducati has also been taking part in the MotoGP World Championship. For more information about the Company, please visit our web site at http://www.ducati.com

This press release is not an offer to invest in Italy, according to Art. 1, lett (t) of the Italian Legislative Decree no. 58 of February 24th, 1998, or in any other country. This press release cannot be transmitted or distributed to any persons in the United States or in any country where its distribution is not allowed without the express approval from the relevant authorities.

These materials are not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended.  Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

For further information, please contact:

Federico Strano
Director Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132, Italy
e-mail: federico.strano@ducati.com
Main Tel: +39 051 6413111
Direct Tel: +39 051 6413213

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended

	December, 31 2006	December, 31 2005	December, 31 2006	December, 31 2005

Net Revenues (Euro in thousands, US$ in thousands)
Motorcycles	€65,653	€76,189	$86,465	$100,340
Spare Parts, Accessories, Apparel	13,537	11,318	17,828	14,906
Other	906	765	1,193	1,008

Total Net Revenues	€80,096	€88,272	$105,486	$116,254

Ducati Units
Motorcycle shipments:

			% Change

North America	2,081	2,225	(6.5)%
Main European market	3,756	4,946	(24.1)%
Japan	649	924	(29.8)%
Rest of World	1,917	2,024	(5.3)%

Total	8,403	10,119	(17.0)%

Motorcycle product mix :

			% Change

Superbike	1,479	1,345	10.0%
Supersport	106	335	(68.4)%
Sport Naked	3,952	3,731	5.9%
Sport Touring	366	321	14.0%
Multistrada	1,115	1,113	0.2%
Sport Classic	1,385	3,274	(57.7)%

Total	8,403	10,119	(17.0)%

Unofficial Motorcycle Registrations :

			% Change

North America	1,205	1,372	(12.2)%
Main European market	1,856	1,714	8.3%
Japan	636	638	(0.3)%
Rest of World	1,295	1,218	6.3%

Total	4,992	4,942	1.0%

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Twelve Months Ended		Twelve Months Ended

	December, 31 2006	December, 31 2005	December, 31 2006	December, 31 2005

Net Revenues (Euro in thousands, US$ in thousands)
Motorcycles	€239,697	€247,236	$315,682	$325,609
Spare Parts, Accessories, Apparel	60,061	58,068	79,100	76,476
Other	5,036	3,214	6,632	4,233

Total Net Revenues	€304,794	€308,518	$401,414	$406,318

Ducati Units
Motorcycle shipments:

			% Change

North America	8,269	7,070	17.0%
Main European market	15,523	18,158	(14.5)%
Japan	2,361	2,575	(8.3)%
Rest of World	6,159	6,733	(8.5)%

Total	32,312	34,536	(6.4)%

Motorcycle product mix:

			% Change

Superbike	4,755	6,094	(22.0)%
Supersport	556	1,030	(46.0)%
Sport Naked	18,023	16,585	8.7%
Sport Touring	1,562	1,397	11.8%
Multistrada	2,997	6,156	(51.3)%
Sport Classic	4,419	3,274	35.0%

Total	32,312	34,536	(6.4)%

Unofficial Motorcycle Registrations:

			% Change

North America	8,185	7,040	16.3%
Main European market	17,893	18,961	(5.6)%
Japan	2,777	2,754	0.8%
Rest of World	6,431	5,876	9.4%

Total	35,286	34,631	1.9%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended

	December, 31 2006	December, 31 2005	December, 31 2006	December, 31 2005	% Change

Revenues (net)	€80,096	€88,272	$105,486	$116,254	(9.3)%
Cost of goods sold	(65,502)	(81,173)	(86,266)	(106,905)

Gross Margin	14,594	7,099	19,220	9,349	105.6%
Other operating revenues	10,995	7,147	14,480	9,413
SG&A expenses	(29,977)	(26,829)	(39,479)	(35,334)
Other operating income and expenses	151	(1,097)	199	(1,445)
Restructuring Reserve	0	(13,000)	0	(17,121)

Operating result	(4,237)	(26,680)	(5,580)	(35,138)	(84.1)%
Financing expense, net	(1,234)	(1,240)	(1,625)	(1,633)

Profit/(loss)before income taxes and min.interest	(5,471)	(27,920)	(7,205)	(36,771)	(80.4)%
Income Tax	1,520	3,027	2,002	3,987	(49.8)%

Net Result including minority interests	(3,951)	(24,893)	(5,203)	(32,784)	(84.1)%
Minority Interests	7		9	0

Net Result for the Group	(3,944)	(24,893)	(5,194)	(32,784)	(84.2)%
Shares outstanding	320,687,920	159,360,037	320,687,920	159,360,037

					% Change

Other Financial Data
Motorcycles Produced (Units)	6,393	7,604			(15.9)%
Motorcycles Sold (Units)	8,403	10,119			(17.0)%
Unofficial Registrations (Units)	4,992	4,942			1.0%
EBITDA	2,949	(14,708)	3,884	(19,370)
EBITDA Margin	3.7%	(16.7)%

Note: On December 31, 2006 1
Euro = 1,317 US$

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Twelve Months Ended		Twelve Months Ended

	December, 31 2006	December, 31 2005	December, 31 2006	December, 31 2005	% Change

Revenues (net)	€304,794	€308,518	$401,414	$406,318	(1.2)%
Cost of goods sold	(232,046)	(261,187)	(305,605)	(343,983)

Gross Margin	72,748	47,331	95,809	62,335	53.7%
Other operating revenues	34,715	30,414	45,720	40,055
SG&A expenses	(102,519)	(96,404)	(135,018)	(126,964)
Other operating income and expenses	(177)	(1,978)	(233)	(2,605)
Restructuring Reserve	0	(13,000)	0	(17,121)

Operating result	4,767	(33,637)	6,278	(44,300)	(114.2)%
Financing expense, net	(6,337)	(7,315)	(8,346)	(9,634)

Profit/(loss)before income taxes and min.interest	(1,570)	(40,952)	(2,068)	(53,934)	(96.2)%
Income Tax	(6,956)	(511)	(9,161)	(673)	1261.3%

Net Result including minority interests	(8,526)	(41,463)	(11,229)	(54,607)	(79.4)%
Minority Interests	3	(1)	4	(1)

Net Result for the Group	(8,523)	(41,464)	(11,225)	(54,608)	(79.4)%
Shares outstanding	320,687,920	159,360,037	320,687,920	159,360,037

					% Change

Other Financial Data
Motorcycles Produced (Units)	31,193	33,581			(7.1)%
Motorcycles Sold (Units)	32,312	34,536			(6.4)%
Unofficial Registrations (Units)	35,286	34,631			1.9%
EBITDA	26,982	(273)	35,535	(361)
EBITDA Margin	8.9%	(0.1)%

Note: On December 31, 2006 1
Euro = 1,317 US$

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Period ended 31.12.2006		Period ended 31.12.2005

	€ 000%		€ 000%

Current assets
Cash and cash equivalents	75,054		53,017
Trade receivables, net	88,641		102,232
Inventories	69,846		81,380
Other current assets	9,055		9,217

Total current assets	242,596	51.2%	245,846	53.1%

Non current assets
Property, plant and equipment -net	66,536		66,556
Goodwill and intangible assets with indefinite useful lives	86,050		86,050
Other intangible fixed assets net	51,419		39,665
Equity investments	320		20
Deferred tax assets	26,494		24,662
Other long-term assets	373		386

Total non current assets	231,192	48.8%	217,339	46.9%

Total assets	473,788	100%	463,185	100%

Current liabilities
Short-term bank borrowings	3,834		64,148
Accounts payable - trade	91,180		85,203
Income and other taxes payables	5,342		5,537
Other current liabilities	19,572		20,202
Provisions for risks and charges - current portion	7,154		18,621

Totale passività correnti	127,082	26.8%	193,711	41.8%

Long-term liabilities
Long-term debt, net of current portion	125,374		125,824
Employee benefits	9,079		9,669
Deferred income taxes	20,507		13,697
Provision for risks and charges - long term portion	1,356		1,525

Totale passività a medio-lungo termine	156,316	33.0%	150,715	32.5%

Total liabilities	283,398	59.8%	344,426	74.4%

Shareholders’ equity
Capital stock	163,311		82,867
Other reserves	75,272		75,559
Retained earnings (losses)	(39,684)		1,780
Results for the period	(8,523)		(41,464)

Total Group Shareholders’ equity	190,376	40.2%	118,742	25.6%

Minority interests	14		17
Total liabilities and shareholders’ equity	473,788	100%	463,185	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Period ended 31.12.2006		Period ended 31.12.2005

	$ 000%		$ 000%

Current assets
Cash and cash equivalents	98,846		69,823
Trade receivables, net	116,740		134,640
Inventories	91,987		107,177
Other current assets	11,926		12,139

Total current assets	319,499	51.2%	323,779	53.1%

Non current assets
Property, plant and equipment -net	87,628		87,654
Goodwill and intangible assets with indefinite useful lives	113,328		113,328
Other intangible fixed assets net	67,719		52,239
Equity investments	421		26
Deferred tax assets	34,893		32,480
Other long-term assets	491		508

Total non current assets	304,480	48.8%	286,235	46.9%

Total assets	623,979	100%	610,014	100%

Current liabilities
Short-term bank borrowings	5,049		84,483
Accounts payable - trade	120,084		112,212
Income and other taxes payables	7,035		7,292
Other current liabilities	25,776		26,606
Provisions for risks and charges - current portion	9,422		24,524

Totale passività correnti	167,366	26.8%	255,117	41.8%

Long-term liabilities
Long-term debt, net of current portion	165,118		165,710
Employee benefits	11,957		12,735
Deferred income taxes	27,008		18,039
Provision for risks and charges - long term portion	1,786		2,008

Total long-term liabilities	205,869	33.0%	198,492	32.5%

Total liabilities	373,235	59.8%	453,609	74.4%

Shareholders’ equity
Capital stock	215,081		109,136
Other reserves	99,133		99,511
Retained earnings (losses)	(52,264)		2,344
Results for the period	(11,224)		(54,608)

Total Group Shareholders’ equity	250,726	40.2%	156,383	25.6%

Minority interests	18		22
Total liabilities and shareholders’ equity	623,979	100%	610,014	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

	Period ended 31/12/06 € 000	Period ended 31/12/05 € 000

Cash flow generated by operating activities
Net profit (loss) for the year	(8,523)	(41,464)
Change in cumulative translation adjustment	(796)	1,799
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	655	1,238
- Amortisation, depreciation	22,215	33,364
- Taxes paid	(1,227)	(4,230)
Change in operating assets and liabilities
- Working capital	31,102	35,043
- Effects of IAS 39 and 32 adoption from 1 January 2005	—	(3,219)
- Other current assets	162	1,570
- Other current liabilities	(630)	4,266
- Due to tax authorities	1,032	177
- Deferred tax assets	(400)	(2,997)
- Deferred tax liabilities	6,810	1,490
- Employee benefits	(590)	1,187
- Provisions for risks and charges	(1,130)	757
- Restructuring reserve	(10,506)	13,000
- Other

Net cash generated by operating activities (A)	38,174	41,981

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(12,137)	(10,928)
Net change in intangible fixed assets	(21,880)	(20,455)
Disposal from property, plant and equipment	68	354
Change in equity investments	(300)	—
Other fixed assets	13	17

Net cash used in investing activities (B)	(34,236)	(31,012)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	3,938	10,969

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(56,892)	(7,833)
Interests cashed (paid)	(3,872)	(2,057)
Change in minority interests	(3)	1
Increase in share capital and reserves	78,866	2,610

Change in cash generated by financing activities	18,099	(7,279)

Increase (decrease) in cash on hand, bank deposits and securities	22,037	3,690

Cash and cash equivalents, beginning of year	53,017	49,327

Cash and cash equivalents, end of period/ year	75,054	53,017

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Dollar in thousands)

	Period ended 31/12/06 $ 000	Period ended 31/12/05 $ 000

Cash flow generated by operating activities
Net profit (loss) for the year	(11,225)	(54,608)
Change in cumulative translation adjustment	(1,048)	2,369
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	863	1,630
- Amortisation, depreciation	29,257	43,940
- Taxes paid	(1,616)	(5,571)
Change in operating assets and liabilities
- Working capital	40,961	46,152
- Effects of IAS 39 and 32 adoption from 1 January 2005		(4,239)
- Other current assets	213	2,068
- Other current liabilities	(829)	5,618
- Due to tax authorities	1,359	233
- Deferred tax assets	(527)	(3,947)
- Deferred tax liabilities	8,968	1,962
- Employee benefits	(777)	1,563
- Provisions for risks and charges	(1,488)	997
- Restructuring reserve	(13,836)	17,121
- Other

Net cash generated by operating activities (A)	50,275	55,288

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(15,984)	(14,392)
Net change in intangible fixed assets	(28,816)	(26,939)
Disposal from property, plant and equipment	90	466
Change in equity investments	(395)	—
Other fixed assets	17	22

Net cash used in investing activities (B)	(45,088)	(40,843)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	5,187	14,445

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(74,928)	(10,315)
Interests cashed (paid)	(5,099)	(2,709)
Change in minority interests	(4)	1
Increase in share capital and reserves	103,867	3,437

Change in cash generated by financing activities	23,836	(9,586)

Increase (decrease) in cash on hand, bank deposits and securities	29,023	4,859

Cash and cash equivalents, beginning of year	69,823	64,964

Cash and cash equivalents, end of period/ year	98,846	69,823

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: February 14th , 2007	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations